Crystal & Company Insurance Services License # OB64537 575 Market Street – 13th Floor San Francisco, CA 94105 DIRECT 415-946-7501 FAX 415-946-7550 MAIN 800-574-7279 bob.strandberg@crystalco.com

September 15, 2014

Robert Terris

Senior Vice President, Head of Mutual Fund Operations

Voya Investment Management

7337 E Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

Re:	Voya Family of Funds
Investment Company Bond
Great American Insurance Company
Policy Period: October 1, 2014 to October 1, 2015

Dear Rob,

Pursuant to our conversation and in accordance with your instructions, we are pleased to enclose herewith our Insurance Binder No. 292306 confirming the placement of Voya Family of Funds Investment Company Bond as negotiated with Great American Insurance Company (“GAIC”). Coverage, effective October 1, 2014 to October 1, 2015, is written with a $40,000,000 Single Limit of Liability (with sublimits), subject to a $25,000 Deductible (sub-deductibles) for an annual premium of $85,326.

The above provides a brief synopsis of the coverages, terms and conditions provided. The actual bond governing these will follow shortly.

Our enclosed premium invoice reflects the amount due upon your receipt. We have included the wire instructions for your convenience.

In the interim, we trust you will find all to be in order, however, should you have any questions or concerns, please feel free to contact me directly.

Sincerely,

Robert S. Strandberg

Senior Managing Director

cc.	Michael Roland
James Kirtland

Crystal & Company Insurance Services License #OB64537 575 Market Street – 13th Floor San Francisco, CA 94105 PHONE 415 946-7500 800 574-7279 FAX 415 946-7550

C O N F I R M A T I O N    O F    I N  S U R A N C E

Reprint

NAMED INSURED			BINDER DATE	BINDER NO.
Voya Family of Funds			09/12/14	292306
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258			CLIENT CODE	POLICY TYPE
			VOYAIN2	Rewrite

Page 1 of 2			ACCOUNT EXECUTIVE
Victoria Chin 646-810-3583

EFFECTIVE DATE	EXPIRATION DATE	POLICY NUMBER	INSURER
10/01/14	10/01/15	314798202	Great American Insurance Co
COVERAGE DESCRIPTION AND AMOUNTS/LIMITS
Coverage: Investment Company Bond

Limit of Liability (single) inclusive of

Defense Costs, Charges and Expenses:     $40,000,000

Deductible (each and every loss):     $25,000

Annual Premium:     $85,326

Coverage is bound pursuant to the Great American’s expiring Policy Number: 314798202, inclusive of the following:

Endorsement:

1.      Confidential Information and Data Breach Clarifying Rider;

2.      Automatic Increase Limit Rider; and

3.      Automated Phone Systems Rider.

Crystal & Company Insurance Services License #OB64537 575 Market Street – 13th Floor San Francisco, CA 94105 PHONE 415 946-7500 800 574-7279 FAX 415 946-7550

C O N F I R M A T I O N    O F    I N  S U R A N C E

NAMED INSURED	BINDER DATE	BINDER NO.
Voya Family of Funds	09/12/14	292306

COVERAGE DESCRIPTION AND AMOUNTS/LIMITS

This confirmation of insurance sets forth the general terms, conditions and subjectivites, if any, of placement effected by Crystal & Company on your behalf and at your direction. This confirmation of insurance will be cancelled, superseded and replaced upon delivery of the insurer’s binder of coverage. The Insurer’s binder will be in effect and control this placement until the receipt of the insurer’s formal policy/bond documentation.

In addition to the fees and/or commissions received by Crystal & Company for the placement of insurance, in certain circumstances other parties, including other intermediaries, may earn and retain usual and customary commissions for their role in providing insurance products or services under their separate contracts with insurers and/or reinsurers. Further, in certain segments of our business, some of our compensation may be derived from supplemental or bonus commissions paid by insurers or intermediaries based on criteria designed by the insurer or intermediary, to value all the policies that we place with it in a particular period.

Premium: $85,326	Great American Insurance Company

Confirmed By:	Authorized Representative: Gerard Mogan
At Crystal & Company Refer To: Victoria Chin	Admitted: X Non-Admitted:

Crystal & Company Insurance Services License #OB64537 575 Market Street – 13th Floor San Francisco, CA 94105 PHONE 415 946-7500 800 574-7279 FAX 415 946-7550

I N V O I C E	Reprint

Voya Investment Management

7337 East Doubletree Ranch Road

Scottsdale, AZ 85258

INVOICE DATE	INVOICE NUMBER
09/15/14	461566

BILL-TO CODE	CLIENT CODE
VOYAIN2	VOYAIN2

NAMED INSURED			ACCOUNT EXECUTIVE
Voya Family of Funds			Victoria Chin 646 - 810 - 3583
EFFECTIVE DATE	EXPIRATION DATE	POLICY NUMBER	INSURER
10/01/14	10/01/15	314798202	Great American Insurance
EFFECTIVE DATE	COVERAGE DESCRIPTION (REFER TO POLICY/BINDER FOR DETAILS)			AMOUNT
10/01/14	Rewrite - Investment Company Bond			$85,326.00

			Amount Due:	$85,326.00
If you do not want the insurance described above, then return the Binder and/or Policy to us at once. If you hold the contract in your
possession, then you will be deemed to have accepted it.				520*774787 Page 1

R E M I T T A N C E Please return this portion with your payment
BILL-TO	INVOICE DATE	INVOICE NO.
Voya Investment Management	09/15/14	461566
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258	BILL-TO CODE	CLIENT CODE
	VOYAIN2	VOYAIN2

	AMOUNT DUE	AMOUNT REMITTED
$85,326.00
Crystal & Company Wall Street Station P.O. Box 1405 New York, NY 10268	PAYMENT TERMS: Amount due and payable by the effective date shown above

                            INVESTMENT COMPANY BOND

                        GREAT AMERICAN INSURANCE COMPANY

           (A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS                                             Bond No. 314-79-82 - 04

Item 1. Name of Insured (herein called Insured):  Voya Family of Funds
        Principal Address:                        7337 E. Doubletree Ranch Road,
                                                  Suite 100 Scottsdale, AZ 85258

Item 2. Bond Period from 12:01 a.m. 10/01/2014 to 12:01 a.m. 10/01/2015 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

        Amount applicable to

                                                      Limit of Liability  Deductible
                                                      ------------------  -----------
Insuring Agreement (A)-FIDELITY                          $40,000,000      $         0
Insuring Agreement (B)-ON PREMISES                       $40,000,000      $    25,000
Insuring Agreement (C)-IN TRANSIT                        $40,000,000      $    25,000
Insuring Agreement (D)-FORGERY OR ALTERATION             $40,000,000      $    25,000
Insuring Agreement (E)-SECURITIES                        $40,000,000      $    25,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY              $40,000,000      $    25,000
Insuring Agreement (G)-STOP PAYMENT                      $   250,000      $     5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT    $   250,000      $     5,000
Insuring Agreement (I)-AUDIT EXPENSE                     $   250,000      $     5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS       $40,000,000      $    25,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES           $   250,000      $     5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS                  $40,000,000      $    25,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS           $40,000,000      $    25,000

        If "Not Covered" is inserted above opposite any specified Insuring
        Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1, 2, 3, 4, 5, 6, 7, 8, 9,
        10, 11 and 12

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 314-79-82
        - 03 such termination or cancellation to be effective as of the time this bond becomes effective.

                            INVESTMENT COMPANY BOND

     The Underwriter, in consideration of an agreed premium, and subject to the
Declarations made a part hereof, the General Agreements, Conditions and
Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

                              INSURING AGREEMENTS

(A)  FIDELITY

     Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

     (a)  to cause the Insured to sustain such loss; and

     (b)  to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  ON PREMISES

     Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the
Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

                             Offices and Equipment

     (1)  Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or

     (2)  loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

(C)  IN TRANSIT

     Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D)  FORGERY OR ALTERATION

     Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment
Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

     Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or

                                  Page 1 of 10

with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

     Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)  SECURITIES

     Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self
Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

     (1)  through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

          (a)  counterfeited, or

          (b)  forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar,
               acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

          (c)  raised or otherwise altered, or lost, or stolen, or

     (2)  through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

     Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

     The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

     Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)  COUNTERFEIT CURRENCY

     Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United
States of America or Canada issued or purporting to have been issued by the
United States of America or Canada or issued pursuant to a United States of
America or Canadian statute for use as currency.

(G)  STOP PAYMENT

     Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

          For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

          For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized
          Representative of such customer, shareholder or subscriber.

(H)  UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon
Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or

     loss resulting from any item of Deposit processed through an Automated
Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

     Loss includes dividends and interest accrued not to exceed 15% of the
Uncollectible items which are deposited.

     This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great
American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit.
Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s)
prospectus shall begin from the date a deposit was first credited to any Insured
Fund(s).

                                  Page 2 of 10

(I)  AUDIT EXPENSE

     Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any
Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit
Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the
Declarations.

(J)  TELEFACSIMILE TRANSMISSIONS

     Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

     (i)  bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for
          Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

     (ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

          "Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the
          Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

(K)  UNAUTHORIZED SIGNATURES

     Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

     It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

                               GENERAL AGREEMENTS

(A)  ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

     (1)  If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

     (2)  If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

(B)  WARRANTY

     No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

(C)  COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or
     Coverages now or hereafter forming part of this bond)

     The Underwriter will Indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the
     Insured to enforce the Insured's liability or alleged liability on account of any loss,

                                  Page 3 of 10

claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

     (1)  an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

     (2)  an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

     (3)  in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

     The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

     If the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

(D)  FORMER EMPLOYEE

     Acts of Employee, as defined in this bond, are covered under Insuring
Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement
(A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

                     THE FOREGOING INSURING AGREEMENTS AND
                       GENERAL AGREEMENTS ARE SUBJECT TO
                          THE FOLLOWING CONDITIONS AND
                                  LIMITATIONS:

SECTION 1. DEFINITIONS

     The following terms, as used in this bond, shall have the respective meanings stated in this Section:

     (a)  "Employee" means:

          (1)  any of the Insured's officers, partners, or employees, and

          (2)  any of the officers or employees of any predecessor of the
               Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

          (3)  attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

          (4)  guest students pursuing their studies or duties in any of the
               Insured's offices, and

          (5)  directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder
               accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

          (6)  any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

          (7)  each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as
               electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-
               section (9) hereof, and

          (8)  those persons so designated in section 15, Central Handling of
               Securities, and

          (9)  any officer, partner or Employee of

               a)   an investment advisor,

               b)   an underwriter (distributor),

                                  Page 4 of 10

               c)   a transfer agent or shareholder accounting record-keeper, or

               d)   an administrator authorized by written agreement to keep
                    financial and/or other required records,

               for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or
               Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or
               appointed to examine or audit or have custody of or access to the
               Property of any such Investment Company, provided that only
               Employees or partners of a transfer agent, shareholder accounting record- keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment
               Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

               Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

          Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

     (b)  "Property" means money (i.e. currency, coin, bank notes, Federal
          Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the
          Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     (c)  "Forgery" means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

     (d)  "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of
          1940.

     (e)  "Items of Deposit" means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

     (a)  loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement
          (A), (D), (E) or (F).

     (b)  loss due to riot or civil commotion outside the United States of
          America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

     (c)  loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

     (d)  loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an
          Employee or an elected official, partial owner or partner of the
          Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

     (e)  loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized

                                  Page 5 of 10

          or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under
          Insuring Agreement (A), (E) or (F).

     (f)  loss resulting from any violation by the Insured or by any Employee

          (1)  of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d)
               Investment Advisors, or

          (2)  of any rule or regulation made pursuant to any such law.

          unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

     (g)  loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c)
          all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

     (h)  potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

     (i)  all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

     (j)  loss through the surrender of Property away from an office of the
          Insured as a result of a threat

          (1)  to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

          (2)  to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

     (k)  all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement
          (I).

     (l)  loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement
          (A).

     (m)  any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United
          States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

     This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section
1(a) of this bond, as aforesaid, and upon payment to the insured by the
Underwriter on account of any loss through dishonest or fraudulent act(s)
including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the
Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

     This bond is for the use and benefit only of the Insured named in the
Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder

                                  Page 6 of 10

on account of any judgment against the Insured in any suit mentioned in General
Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

     Discovery occurs when the Insured

     (a)  becomes aware of facts, or

     (b)  receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

     The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such
Property on the business day next preceding the discovery of such loss;
provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

     In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the
Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

     In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

     If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

     If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the
Insured's rights, title and interests in and to said securities.

     With respect to securities the value of which do not exceed the Deductible
Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a
Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

     With respect to securities the value of which exceeds the Deductible Amount
(at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost
Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY
BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

     In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the
Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the
Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

                                  Page 7 of 10

SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

     At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting form

     (a)  any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

     (b)  any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

     (c)  all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

     (d)  all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or
          Embezzlement include, but are not limited to, the failure of an
          Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

     (e)  any one casualty or event other than those specified in (a), (b), (c)
          or (d) preceding, shall be deemed to be one loss, and

shall be limited to the applicable Limit of Liability stated in Item 3 of the
Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

     Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

     With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

     If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

     The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a),
(b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION OF
LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount)
and then for such excess only, but in no event for more than the applicable
Limit of Liability stated in Item 3 of the Declarations.

     The Insured will bear, in addition to the Deductible Amount, premiums on
Lost Instrument Bonds as set forth in Section 7.

     There shall be no deductible applicable to any loss under Insuring
Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

     The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as
Insured and the Securities and Exchange Commission, Washington, D.C. The Insured
may terminate this bond as an entirety by furnishing written notice to the
Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

                                  Page 8 of 10

     This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

     This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the
Securities and Exchange Commission, Washington, D.C.

     The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

     This Bond shall terminate

     (a)  as to any Employee as soon as any partner, officer or supervisory
          Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.
          (See Section 16[d]) and to the Insured Investment Company, or

     (b)  as to any Employee 90 days after receipt by each Insured and by the
          Securities and Exchange Commission of a written notice from the
          Underwriter of its desire to terminate this bond as to such Employee,
          or

     (c)  as to any person, who is a partner, officer or employee of any
          Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

     At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the
Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

     Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

     (a)  on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

     (b)  upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

     The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

     Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust
Company, Pacific Securities Depository Trust Company, and Philadelphia
Depository Trust Company, hereinafter called Corporations, to the extent of the
Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

     The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange,
Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and
Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said
Exchanges or Corporation on a contract basis.

     The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the
Underwriter shall be liable hereunder only

                                  Page 9 of 10

for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

     For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such
Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

     This bond does not afford coverage in favor of such Corporations or
Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the
Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such
Corporations or Exchanges shall to the extent of such payment, be given by the
Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

     If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

     (a)  the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

     (b)  the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

     (c)  the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

     (d)  knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

          (e)  if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

     Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section
2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured
shall within thirty (30) days of such knowledge give written notice to the
Underwriter setting forth:

     (a)  the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

     (b)  the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

     (c)  the total number of outstanding voting securities.

     As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

     Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

     Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

     This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange
Commission, Washington, D. C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and
Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the
Declarations Page.

                                 Page 10 of 10

                                  RIDER NO. 1

                               JOINT INSURED LIST

To be attached to and form part of Bond No. 314-79-82 - 04

In favor of     Voya Family of Funds

It is agreed that:

1.   At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

               Voya Balanced Portfolio, Inc., a series fund consisting of:
                    Voya Balanced Portfolio

        Voya Variable Funds, a series fund consisting of:
                    Voya Growth and Income Portfolio

        Voya Intermediate Bond Portfolio, a series fund consisting of:
                    Voya Intermediate Bond Portfolio

        Voya Money Market Portfolio, a series fund consisting of:
                    Voya Money Market Portfolio

        Voya Variable Portfolios, Inc., a series fund consisting of:
                    Voya Index Plus LargeCap Portfolio
                    Voya Index Plus MidCap Portfolio
                    Voya Index Plus SmallCap Portfolio
                    Voya Small Company Portfolio
                    Voya Australia Index Portfolio
                    Voya Euro STOXX 50(R) Index Portfolio
                    Voya FTSE 100 Index(R) Portfolio
                    Voya Hang Seng Index Portfolio
                    Voya International Index Portfolio
                    Voya Japan TOPIX Index Portfolio
                    Voya Russell Large Cap Growth Index Portfolio
                    Voya Russell Large Cap Index Portfolio

                                   Page 1 of 6

                    Voya Russell Large Cap Value Index Portfolio
                    Voya Russell Mid Cap Growth Index Portfolio
                    Voya Russell Mid Cap Index Portfolio
                    Voya Russell Small Cap Index Portfolio
                    Voya U.S. Bond Index Portfolio
                    Voya Emerging Markets Index Portfolio
                    Voya Global Value Advantage Portfolio

        Voya Strategic Allocation Portfolios. Inc., a series fund consisting of:
                    Voya Strategic Allocation Moderate Portfolio
                    Voya Strategic Allocation Growth Portfolio
                    Voya Strategic Allocation Conservative Portfolio

        Voya Series Fund, Inc., a series fund consisting of:
                    Voya Corporate Leaders 100 Fund
                    Voya Core Equity Research Fund
                    Voya Money Market Fund
                    Voya Small Company Fund
                    Voya Large Cap Growth Fund
                    Voya Mid Cap Value Advantage Fund
                    Voya Capital Allocation Fund
                    Voya Global Target Payment Fund

        Voya Equity Trust, a series Fund consisting of:
                    Voya LargeCap Value Fund
                    Voya Growth Opportunities Fund
                    Voya MidCap Opportunities Fund
                    Voya Real Estate Fund
                    Voya SmallCap Opportunities Fund
                    Voya Multi-Manager Mid Cap Value Fund

        Voya Funds Trust, a series Fund consisting of:
                    Voya Floating Rate Fund
                    Voya GNMA Income Fund
                    Voya High Yield Bond Fund
                    Voya Intermediate Bond Fund
                    Voya Short Term Bond Fund
                    Voya Strategic Income Fund

                                   Page 2 of 6

        Voya Mutual Funds, a series fund consisting of:
                    Voya Diversified International Fund
                    Voya Multi-Manager Emerging Markets Equity Fund
                    Voya Global Bond Fund
                    Voya Global Equity Dividend Fund
                    Voya Global Natural Resources Fund
                    Voya Global Opportunities Fund
                    Voya Global Real Estate Fund
                    Voya International Value Equity Fund
                    Voya Emerging Markets Equity Dividend Fund
                    Voya International Core Fund
                    Voya Multi-Manager International Equity Fund
                    Voya International Real Estate Fund
                    Voya Multi-Manager International SmallCap Fund
                    Voya Russia Fund
                    Voya Diversified Emerging Markets Debt Fund
                    Voya Global Perspectives Fund

        Voya Separate Portfolios Trust, a series Fund consisting of:
                    Voya Investment Grade Credit Fund
                    Voya Emerging Markets Corporate Debt Fund
                    Voya Emerging Markets Hard Currency Debt Fund
                    Voya Emerging Markets Local Currency Debt Fund
                    Voya Retirement Solution 2020 Fund
                    Voya Retirement Solution 2025 Fund
                    Voya Retirement Solution 2030 Fund
                    Voya Retirement Solution 2035 Fund
                    Voya Retirement Solution 2040 Fund
                    Voya Retirement Solution 2045 Fund
                    Voya Retirement Solution 2050 Fund
                    Voya Retirement Solution 2055 Fund
                    Voya Retirement Solution Income Fund
                    Voya Securitized Credit Fund P

        Voya Variable Products Trust, a series Fund consisting of:
                    Voya International Value Portfolio
                    Voya MidCap Opportunities Portfolio
                    Voya SmallCap Opportunities Portfolio

                                  Page 3 of 6

        Voya Investors Trust, a series Fund Consisting of:
                    VY BlackRock Inflation Protected Bond Portfolio
                    VY BlackRock Large Cap Growth Portfolio
                    VY BlackRock Health Science Opportunities Portfolio
                    VY Clarion Global Real Estate Portfolio
                    VY Clarion Real Estate Portfolio
                    VY DFA World Equity Portfolio
                    VY FMRSM Diversified Mid Cap Portfolio
                    VY Franklin Income Portfolio
                    VY Franklin Mutual Shares Portfolio
                    VY Franklin Templeton Founding Strategy Portfolio
                    Voya Global Resources Portfolio
                    VY Invesco Growth and Income Portfolio
                    VY JPMorgan Emerging Markets Equity Portfolio
                    VY JPMorgan Small Cap Core Equity Portfolio
                    Voya Large Cap Growth Portfolio
                    Voya Large Cap Value Portfolio
                    Voya Limited Maturity Bond Portfolio
                    Voya Liquid Assets Portfolio
                    VY Marsico Growth Portfolio
                    VY MFS Total Return Portfolio
                    VY MFS Utilities Portfolio
                    VY Morgan Stanley Global Franchise Portfolio
                    Voya High Yield Portfolio
                    Voya Multi-Manager Large Cap Core Portfolio
                    Voya Retirement Conservative Portfolio
                    Voya Retirement Growth Portfolio
                    Voya Retirement Moderate Growth Portfolio
                    Voya Retirement Moderate Portfolio
                    VY T. Rowe Price Capital Appreciation Portfolio
                    VY T. Rowe Price Equity Income Portfolio
                    VY T. Rowe Price International Stock Portfolio
                    VY Templeton Global Growth Portfolio
                    Voya U.S. Stock Index Portfolio
                    Voya Global Perspectives Portfolio

        Voya Partners, Inc., a series Fund consisting of:
                    VY American Century Small-Mid Cap Value Portfolio
                    VY Baron Growth Portfolio
                    VY Columbia Small Cap Value II Portfolio

                                  Page 4 of 6

                    VY Columbia Contrarian Core Portfolio
                    VY Fidelity(R) VIP Contrafund(R) Portfolio
                    VY Fidelity(R) VIP Equity-Income Portfolio
                    VY Fidelity(R) VIP Mid Cap Portfolio
                    Voya Global Bond Portfolio
                    Voya Index Solution 2015 Portfolio
                    Voya Index Solution 2020 Portfolio
                    Voya Index Solution 2025 Portfolio
                    Voya Index Solution 2030 Portfolio
                    Voya Index Solution 2035 Portfolio
                    Voya Index Solution 2040 Portfolio
                    Voya Index Solution 2045 Portfolio
                    Voya Index Solution 2050 Portfolio
                    Voya Index Solution 2055 Portfolio
                    VY Invesco Comstock Portfolio
                    VY Invesco Equity and Income Portfolio
                    Voya Index Solution Income Portfolio
                    VY JPMorgan Mid Cap Value Portfolio
                    VY Oppenheimer Global Portfolio
                    VY PIMCO Bond Portfolio
                    VY Pioneer High Yield Portfolio
                    Voya Solution 2015 Portfolio
                    Voya Solution 2020 Portfolio
                    Voya Solution 2025 Portfolio
                    Voya Solution 2030 Portfolio
                    Voya Solution 2035 Portfolio
                    Voya Solution 2040 Portfolio
                    Voya Solution 2045 Portfolio
                    Voya Solution 2050 Portfolio
                    Voya Solution 2055 Portfolio
                    Voya Solution Moderately Aggressive Portfolio
                    Voya Solution Conservative Portfolio
                    Voya Solution Balanced Portfolio
                    Voya Solution Income Portfolio
                    Voya Solution Moderately Conservative Portfolio
                    VY T. Rowe Price Diversified Mid Cap Growth Portfolio
                    VY T. Rowe Price Growth Equity Portfolio
                    VY Templeton Foreign Equity Portfolio
                    VY Barron Growth Portfolio
                    Voya Solution Aggressive Portfolio

                                   Page 5 of 6

        Unit Investment Trust
        Voya Corporate Leaders Trust, a series Fund consisting of:
                    Voya Corporate Leaders Trust Fund - Series A
                    Voya Corporate Leaders Trust Fund - Series B

        Interval Fund
        Voya Senior Income Fund

        Closed-End Funds
        Voya Prime Rate Trust
        Voya Asia Pacific High Dividend Equity Income Fund
        Voya Emerging Markets High Dividend Equity Fund
        Voya Global Advantage and Premium Opportunity Fund
        Voya Global Equity Dividend and Premium Opportunity Fund
        Voya Infrastructure, Industrials and Material Fund
        Voya International High Dividend Equity Income Fund
        Voya Natural Resources Equity Income Fund

        Principal Protected Funds
        Voya Variable Insurance Trust

2.   This rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                  Page 6 of 6

                                  RIDER NO. 2

                              INSURING AGREEMENT L

To be attached to and form part of Bond No. 314-79-82 - 04

in favor of       Voya Family of Funds

It is agreed that:

1.   The attached bond is amended by adding an additional Insuring Agreement as follows:

                                COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)  entry of data into, or

(2)  change of data elements or programs within

     a Computer System; provided that fraudulent entry or change causes

          (a)  Property to be transferred paid or delivered,

          (b)  an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

          (c)  an unauthorized account or a fictitious account to be debited or credited;

(3)  voice instruction or advices having been transmitted to the Insured or its agent(s) by telephone;

     and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

     (i)  cause the Insured or its agent(s) to sustain a loss, and

     (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

     (iii) and further provided such voice instructions or advices:

          (a)  were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

          (b)  were electronically recorded by the Insured or its agent(s).

(4)  It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of

                                  Page 1 of 3

     mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

                              SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.   As used in this Rider, Computer System means:

     (a)  computers with related peripheral components, including storage components, wherever located,

     (b)  systems and applications software,

     (c)  terminal devices,

     (d)  related communication networks or customer communication systems, and

     (e)  related Electronic Funds Transfer Systems,

     by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.   In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

     (a)  loss resulting directly or indirectly from the theft of confidential information, material or data: and

     (b)  loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's
          Computer System.

4.   The following portions of the attached bond are not applicable to this
     Rider:

     (a)  the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

     (b)  Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL
          LIABILITY

     (c)  Section 10-LIMIT OF LIABILITY

5.   The coverage afforded by this rider applies only to loss discovered by the
     Insured during the period this Rider is in force.

6.   All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.   The Limit of Liability for the coverage provided by this Rider shall be
     $40,000,000.

                                  Page 2 of 3

8.   The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $25,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.   If any loss is covered under this Insuring Agreement and any other Insuring
     Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or
     Coverage.

10.  Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

     (a)  90 days after receipt by the Insured of written notice from the
          Underwriter of its desire to terminate or cancel coverage under this
          Rider, or

     (b)  immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

     The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.  Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and
     Limitations of this bond is amended by adding the following sentence:

     "Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices."

12.  Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate
     Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate
     Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.  This rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                  Page 3 of 3

                                  RIDER NO. 3

To be attached to and form part of the Investment Company Bond

Bond No.        314-79-82 - 04

in favor of     Voya Family of Funds

It is agreed that this Bond is amended by adding the following:

                        EXTENDED COMPUTER SYSTEMS RIDER

     1.   Electronic Data, Electronic Media, Electronic Instruction

          (1)  Loss resulting directly from:

               (a)  the fraudulent modification of Electronic Data, Electronic
                    Media or Electronic Instruction being stored within or being run within any system covered under this rider,

               (b)  robbery, burglary, larceny or theft of Electronic Data,
                    Electronic Media or Electronic instructions,

               (c)  the acts of a hacker causing damage or destruction of
                    Electronic Data, Electronic Media or Electronic Instruction
                    owned by the Insured or for which the Insured is legally
                    liable, while stored within a Computer System covered under this rider, or

               (d)  the damage or destruction of Electronic Data, electronic
                    Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a
                    Computer System covered under Computer Systems Fraud
                    Insuring Agreement (G), provided such damage or destruction was caused by a computer program or similar instruction
                    which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic
                    Data, Electronic Media, or Electronic instruction in the
                    Computer System in which the computer program or instruction so written or so altered is used.

     2.   Electronic Communication

          Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic
          communications directed to the Insured, which were transmitted or appear to have been transmitted through:

                                  Page 1 of 5

               (a)  an Electronic Communication System,

               (b)  an Automated clearing house or custodian, or

               (c)  a Telex, TWX, or similar means of communication,

               directly into the Insured's Computer System or Communication
               Terminal, and fraudulently purport to have been sent by a
               customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured's Computer System or Communication
               Terminal.

     3.   Electronic Transmission

          Loss resulting directly from a customer of the Insured, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the
          Insured to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

               (a)  an Electronic Communication System,

               (b)  an automated clearing house or custodian, or

               (c)  a Telex, TWX, or similar means of communication,

          directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the
          Insured, but which communications were either not sent by the Insured, or were fraudulently modified during physical transit of Electronic
          Media from the Insured or during electronic transmission from the
          Insured Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable.

2.   In addition to the Conditions and Limitations in the bond, the following, applicable to the Extended Computer Systems Rider, are added:

                                  Page 2 of 5

                                  DEFINITIONS

     (A)  Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

     (B)  Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System
          (CHIPS), society of Worldwide International Financial
          Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

     (C)  Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

     (D)  Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

     (E)  Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

                                   EXCLUSIONS

This bond does not cover:

     (A)  loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of
          Electronic Data:

     (B)  loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

     (C)  loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

     (D)  loss resulting directly or indirectly from the input of Electronic
          Data at an authorized electronic terminal of an Electronic Funds
          Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer's authentication mechanism;

                                  Page 3 of 5

     (E)  liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement; or

     (F) loss resulting directly or indirectly from:

          (1)  written instruction unless covered under this rider; or

          (2)  instruction by voice over the telephone, unless covered under this rider.

                                SERIES OF LOSSES

All losses or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single
Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

                                   VALUATION

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or
Electronic Instruction used by the Insured in its business, the Underwriter shall be liable under this bond only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the Blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the insured in order to reproduce such Electronic Data,
Electronic Media or Electronic Instruction subject to the applicable Single Loss
Limit of Liability.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the Property other than Money, Securities or
Records paragraphs of Section 6.

                                  Page 4 of 5

The title and any headings in this rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this bond shall remain unchanged.

2.   This rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                  Page 5 of 5

                                  RIDER NO. 4

NEWLY CREATED INVESTMENT COMPANIES

To be attached to and form part of the Investment Company Bond

Bond No.        314-79-82 - 04

in favor of     Voya Family of Funds

It is agreed that:

     1.   Item 1. of the Declarations shall include any existing Investment
          Company or portfolios which are not listed under Rider No. 1 of the attached Bond. It shall also include any Newly Created Investment
          Company or portfolio provided that the Insured shall submit to the
          Underwriter following the end of the Bond Period, a list of all Newly
          Created portfolios and Copies of any prospectuses and statements of additional information relating to such Newly Created Investment
          Companies or portfolios unless said prospectus and statements of additional information have been previously submitted.

          Following the end of the Bond Period, any Newly Created Investment
          Company or portfolio created during the Period, will continue to be an
          Insured only if the Underwriter notified as set forth in the paragraph and the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created
          Investment Company or portfolio to the Bond by a Rider of this Bond.

     2.   It is further agreed that the following definition is added to Section
          1. DEFINITIONS.

          (g)  Newly Created Investment Company or portfolio shall mean any
               Investment Company or portfolio for which registration with the
               SEC has been declared.

     3.   It is agreed that General Agreements A of the Investment Company
          Blanket Bond Form - Additional Offices or Employees- Consolidation or
          Merger - Notice - is amended by adding the following subsection:

          (3)  Automatic Increase in Limits for Investment Companies

          If an increase in bonding limits is required pursuant to Rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

          (i)  The creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

                                   Page 1 of 2

          (ii) An increase in asset size of current Investment Companies covered under this Bond then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the Bond Period.

     3.   This rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                   Page 2 of 2

                                  RIDER NO. 5

                            LOSS REPORTING THRESHOLD

To be attached to and form part of the Investment Company Bond

Bond No.        314-79-82 - 04

in favor of     ING Family of Funds

It is agreed that:

1    The second paragraph of Section 12 - 'DEDUCTIBLE AMOUNT' - is deleted in its entirety and replaced by the following:

     "The Insured shall, in the time and in the manner prescribed in this Bond, give the Underwriter notice of any loss which is in excess of $12,500. Such loss shall be of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore. Upon the request of the Underwriter, the Insured shall file a brief statement with the Underwriter giving the particulars concerning such loss."

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3.   This rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                  RIDER NO. 6

                         COUNTERFEIT CURRENCY REVISION

To be attached to and form part of the Investment Company Bond

Bond No.        314-79-82 - 04

in favor of     Voya Family of Funds

It is agreed that:

It is agreed that:

1.   Insuring Agreement (F), Counterfeit Currency is deleted in its entirety and replaced by the following:

                              COUNTERFEIT CURRENCY

     (F)  Loss resulting directly from the receipt by the Insured, in good faith of any counterfeit money.

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3.   This rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                  RIDER NO. 7

                         AMENDED DEFINITION OF EMPLOYEE

To be attached to and form part of the Investment Company Bond

Bond No.        314-79-82 - 04

in favor of     Voya Family of Funds

It is agreed that:

     1)   Section 1, Definitions, (a) Employee, is Amended by adding the following: after Item 9:

          (10) Ex-Employees up to 60 days after termination, except if terminated for reasons of fraud or dishonesty

     2)   This Rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                  RIDER NO. 8

                        AMENDED SECTION 13 - TERMINATION

To be attached to and form part of the Investment Company Bond

Bond No.        314-79-82 - 04

in favor of     ING Family of Funds

It is agreed that:

1.   Paragraph 1 of Section 13. Termination, is amended by adding the following after the words "D.C." on Line 5 and on Line 9" " State of Arkansas, and
     Midwest Stock Exchange"

2.   This rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                  RIDER NO. 9

                                AMENDED FIDELITY

To be attached to and form part of the Investment Company Bond

Bond No.        314-79-82 - 04

in favor of     Voya Family of Funds

It is agreed that:

     A)   Delete Paragraph 2 of Insuring Agreement A, and replace with the following:

          "Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

          (a)  to cause the Insured to sustain such loss, or

          (b)  to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, it is agreed that with regard to Loans and/or
Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the manifest intent to cause the
Insured to sustain such loss and which results in a financial benefit for the
Employee. However, where the proceeds of a dishonest or fraudulent act committed by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the
Insured establishes that the Employee intended to participate therein. The term
"Trading" as used in this Insuring Agreement shall be deemed to mean buying or selling or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

The term "Loan" as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship."

B)   It is agreed that the following paragraph is added after the second paragraph of Insuring Agreement (A) Fidelity:

     "Loss resulting directly from the malicious destruction of or the malicious damage of Property, Electronic Data or Electronic Data Processing Media
     committed by an Employee, whether committed alone or in collusion with others, which acts are committed with the manifest intent to cause the
     Insured to sustain a loss.".

This rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                  RIDER NO. 10

             AMENDED SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

To be attached to and form part of the Investment Company Bond

Bond No.        314-79-82 - 04

in favor of     Voya Family of Funds

It is agreed that:

     1.   Section 4. Loss-Notice-Proof - Legal Proceedings, is amended by the following:

          a)   Paragraph 1, Sentence 2, Line 3, the word "Insured" is replaced by the words "by the Risk Management Department , Office of the
               General Counsel, or Senior Vice President or above of the
               Insured".

          b)   Paragraph 2, Line 1, the word "Insured" is replaced by the words
               "by the Risk Management Department , Office of the General
               Counsel, or Senior Vice President or above of the Insured".

2.   This rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                  RIDER NO. 11

To be attached to and form part of Investment Company Bond

Bond No.        314-79-82 - 04

in favor of     Voya Family of Funds

It is agreed that:

1.   CONDITIONS AND LIMITATIONS, Section 2. Exclusions is amended to include:

Confidential Information:

Loss resulting from:

a)   Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be Properly transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

b)   The use of another person's or entity's confidential or personal information, including but not limited to, financial information, credit card information, health information or any other type of non-public information.

Data Breach Costs:

Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable)
arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when affected individuals' financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2.   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions and limitations, or provisions of the attached
     Bond other than as above stated.

3.   This Rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                  RIDER NO. 12

                              INSURING AGREEMENT M

To be attached to and form part of Bond No. 314-79-82 - 04

In favor of     Voya Family of Funds

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

                            AUTOMATED PHONE SYSTEMS

1.   Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond
     Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated
     Procedure in a particular instance shall not preclude coverage under this
     Insuring Agreement, subject to the exclusions herein and in the Bond.

     1.   Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

          a.   "APS Transaction" means any APS Redemption, APS Exchange or APS
               Election.

          b.   "APS Redemption" means any redemption of shares issued by an
               Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

          c.   "APS Election" means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

          d.   "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

          e.   "APS Designated Procedures" means all of the following
               procedures:

               (1)  Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS
                    Redemption relates has previously elected by Official
                    Designation to permit such APS Redemption.

               (2)  Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records
                    shall be retained for at least six months.

                                  Page 1 of 3

                    (a)  Information contained in the records shall be capable of being retrieved through the following methods:

                         audio tape and or transactions stored on computer disks

                    (b)  Information contained in the records shall be capable of being retrieved and produced within a reasonable
                         time after retrieval of specific information is
                         requested, at a success rate of no less than 85
                         percent.

               (3)  Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS
                    Transaction by requiring the entry by the caller of a
                    confidential personal identification number ("PIN")

                    (a)  Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller
                         must not be allowed additional attempts during the same
                         (telephone call/twenty-four hour day) to enter the PIN.
                         The caller may either be instructed to redial a
                         customer service representative or may be immediately
                         connected to such a representative.

               (4)  Written Confirmation: A written confirmation of any APS
                    Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days
                    following such APS Transaction.

               (5)  Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

                    All Associates designated by Voya within the BNY Mellon call center.

     2.   Exclusions: It is further understood and agreed that this extension shall not cover:

          a.   Any loss covered under Insuring Agreement A. "Fidelity", of this
               Bond;

               (1)  The redemption of shares, where the proceeds of such
                    redemption are made payable to other-than

                    (i)   the shareholder of record, or

                    (ii)  a person officially Designated to receive redemption proceeds, or

                    (iii) a bank account officially Designated to receive
                          redemption proceeds or

                                  Page 2 of 3

               (2)  The redemption of shares, where the proceeds of such
                    redemption are paid by check mailed to any address, unless such address has either been

                    (I)   designated by voice over the telephone or in writing
                          without a signature guarantee, in either case at least
                          thirty(30) days prior to such redemption, or

                    (ii)  officially Designated, or

                    (iii) verified by any other procedures which may be stated
                          below in this Rider, or

               (3)  The redemption of shares, where the proceeds of such
                    redemption are paid by wire transfer to other than the
                    shareholder's officially Designated bank account, or

               (4)  the Intentional failure to adhere to one or more APS
                    Designated Procedures.

          2.   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

          3.   This rider shall become effective as of 12:01 a.m. on 10/01/2014 standard time.

                                   Page 3 of 3

                                                                    INSURED COPY
                                                                  314-79-82 - 04

INSURED COPY
314-79-82 - 04